                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                   Under the Securities Exchange Act of 1934


                           Community Bankshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   737031104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark A. Gavin
                          Executive Vice President and
                            Chief Operating Officer
                                CFX Corporation
                                102 Main Street
                           Keene, New Hampshire 03431
                                 (603) 355-8604
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 24, 1997
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

This Document Consists of 19 Pages.

An Exhibit Index Appears on Sequentially Numbered Page 19.




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CUSIP No. 203630108               Schedule 13D                      Page 2 of 19





1.  Name of Reporting Person:  CFX Corporation
    I.R.S. Identification No. 02-0402421

2.  Check the Appropriate Box if a Member of a Group  (a)  /  /

                                                      (b)  /  /

3.  SEC Use Only

4.  Source of Funds:  WC, OO

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant To Items 2(d) or 2(e)                /  /

6.  Citizenship or Place of Organization:  New Hampshire

Number of         7.  Sole Voting Power:           0(1)
  Shares
Beneficially      8.  Shared Voting Power:         0(1)
 Owned by
   Each           9.  Sole Dispositive Power:      0(1)
 Reporting
  Person         10.  Shared Dispositive Power:    0(1)
   With

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:  0(1)

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                               /X/

13. Percent of Class Represented by Amount in Row 11:  0%(1)

14. Type of Reporting Person:  HC, CO

---------------

(1) The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 493,000 shares of Community Common Stock (as defined herein) or approximately 16.7% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

CUSIP No. 203630108               Schedule 13D                      Page 3 of 19



Item 1.  Security and Issuer.

       The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share, of Community Bankshares, Inc. ("Community").
 The address of the principal executive offices of Community is 43 North Main Street, Concord, N.H. 03301.

Item 2.  Identity and Background.

       This statement is filed on behalf of CFX Corporation ("CFX"). CFX is a New Hampshire corporation with its principal executive offices at 102 Main Street, Keene, New Hampshire 03431. CFX is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

       Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of CFX containing the following information with respect to each such person:
(a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

       During the past five years, neither CFX nor, to the best of CFX's knowledge, any person named in Schedule I:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       Pursuant to a Stock Option Agreement dated as of March 24, 1997 ("Option Agreement"), Community has granted to CFX an option ("Option") to purchase up to 493,000 shares of common stock, par value $1.00 per share, of Community ("Community Common Stock") at a price of $28.50 per share, subject to adjustment as provided in the Option Agreement.
In the event Community issues or agrees to issue any shares of Community Common Stock in breach of its obligations under the Agreement and Plan of Reorganization, the Plan of Share Exchange, the Agreement and Plan of Merger, the Merger

CUSIP No. 203630108               Schedule 13D                      Page 4 of 19



Agreement or the Stock Option Agreement (collectively, the "Transaction Documents") at a price less than $28.50 per share, (as adjusted pursuant to Section 6 of the Option Agreement), the exercise price shall be equal to such lesser price. The aggregate amount of funds required to exercise the Option in full at an exercise price of $28.50 per share would be $14,050,500. If and when the Option is exercised, CFX's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

Item 4.  Purpose of Transaction.

       On March 24, 1997, CFX and Community adopted a Plan of Share Exchange (the "Plan of Exchange") and entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") that provide for CFX acquiring all the outstanding shares of capital stock of Community, including each attached right issued pursuant to the Community Rights Agreement (as defined in the Reorganization Agreement), through an exchange (the "Share Exchange") of shares of CFX common stock, par value $0.66 2/3 per share ("CFX Common Stock"), for the issued and outstanding shares of Community Common Stock.

       Following the Share Exchange, Community shall be merged (the "Holding Company Merger") with and into CFX, pursuant to a merger agreement or plan of merger (the "Merger Agreement") in a form to be specified by CFX and reasonably satisfactory to Community and consistent with the terms of the Reorganization Agreement.

       Following the consummation of the Holding Company Merger, Concord Savings Bank and Centerpoint Bank (the "Community Banks"), wholly-owned subsidiaries of Community, shall be merged (the "Bank Merger") with and into CFX Bank, a wholly-owned subsidiary of CFX, pursuant to an Agreement and Plan of Merger (the "Plan of Merger") (the Share Exchange, the Holding Company Merger and the Bank Merger being referred to as the "Transactions").

       Under the Plan of Exchange, each share of issued and outstanding Community Common Stock on the Effective Date (as defined in the Transaction Documents) will be converted into an amount of CFX Common Stock equal to one share multiplied by the Community Exchange Ratio (as defined in the Plan of Exchange). The Community Exchange Ratio is based on the average of the averages of high and low prices of CFX Common Stock on the American Stock Exchange (as reported by The Wall Street Journal) for each of the 15 consecutive days preceding

CUSIP No. 203630108               Schedule 13D                      Page 5 of 19



the Effective Date (the "CFX Price"). If the CFX Price is $13.50 or less, Community may provide written notice to CFX of its intent to terminate the Transaction Documents. If such notice is given, CFX may increase the Community Exchange Ratio to the amount determined by dividing $29.70 by the CFX Price and the Transactions will be consummated on that basis. Alternatively, CFX could do nothing in response to Community's notice, in which case the Transaction Documents would terminate.

       CFX and Community have entered into the Option
Agreement in order to facilitate the consummation of the Share Exchange, the Holding Company Merger, the Bank Merger and the other transactions contemplated by the Reorganization
Agreement (collectively, the "Transactions").

       Consummation of the Transactions is subject to, among other things, receipt of all necessary shareholder and government approvals. Upon consummation of the Transactions, the separate corporate existence of Community shall cease, and all outstanding shares of Community Common Stock (other than shares held by Community shareholders who exercise dissenters' rights, if any are available, and except as otherwise provided in the Reorganization Agreement) will be converted into CFX Common Stock and cash in lieu of any fractional interest. As a result, Community Common Stock will cease to be authorized and quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

       CFX and/or, with CFX's consent, Community may purchase shares of Community Common Stock in open market or private transactions prior to the consummation of the Transactions. Neither CFX nor, to the best of CFX's knowledge, Community has any current plan to do so.

       Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), CFX does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Community, or the disposition of securities of Community; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Community or any of its subsidiaries;
(iii) any change in the present Board of Directors or management of Community, including any change in the number or term of Community directors or the filling of any existing

CUSIP No. 203630108               Schedule 13D                      Page 6 of 19



vacancies on the Board of Directors of Community; (iv) any material change in the present capitalization or dividend policy of Community; (v) any other material change in the business or corporate structure of Community; (vi) changes in Community's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Community by any person; (vii) causing a class of securities of Community to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Community becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer.

       The 493,000 shares of Community Common Stock subject to the Option represent approximately 16.7% of the 2,465,237 shares of Community Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Unless and until the Option is exercised, CFX disclaims beneficial ownership of the Community Common Stock subject to the Option.

       Except as otherwise described herein, neither CFX, nor, to the best of CFX's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Community Common Stock. Other than as described in this
Schedule 13D, no transactions in Community Common Stock were effected during the past 60 days by CFX, or, to the best of CFX's knowledge, by any of the persons listed on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

Option Agreement

       Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit to CFX's Annual Report on Form 10-K filed on March 31, 1997 and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

       Under the Option Agreement, Community granted CFX the right to purchase up to 493,000 shares of Community Common

CUSIP No. 203630108               Schedule 13D                      Page 7 of 19



Stock at a purchase price of $28.50 per share.  The Option
Agreement was executed to facilitate the Transactions. CFX may exercise the Option upon the occurrence of any of the following events (each a "Purchase Event") after the execution of the Option Agreement:

       (a) any person (other than Community, any Community subsidiary, CFX, or any CFX affiliate) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
Act), or shall have filed a registration statement under the Securities Act with respect to, a bona fide tender or exchange offer to purchase shares of Community Common Stock such that upon consummation of such offer such person would own or control 15% or more of the outstanding shares of Community Common Stock;

       (b) any person (other than Community or any Community subsidiary, CFX or any CFX affiliate), other than in connection with a transaction to which CFX has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (i) merge or consolidate, or enter into any similar transaction, with Community or any Community subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Community or any Community subsidiary, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of Community or any Community subsidiary;

       (c) any person (other than Community, any Community subsidiary, subsidiaries of Community in a fiduciary capacity, CFX, affiliates of CFX, or subsidiaries of CFX in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Community Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder);

       (d) any person (other than Community, any Community subsidiary, CFX or any CFX affiliate) shall have made a bona fide proposal to Community by public announcement or written communication that is or becomes the subject of public disclosure to (i) acquire Community or any Community subsidiary by merger, consolidation, purchase of all or substantially all its assets or any other similar transaction, or (ii) make an offer described in clause (a) above; or

CUSIP No. 203630108               Schedule 13D                      Page 8 of 19



       (e) Community shall have willfully breached any Specified Covenant, as defined in the Option Agreement, which breach would entitle CFX to terminate the Transaction Documents (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date, as defined in the Option Agreement.

       The Option may be exercised in whole or in part, at any time or from time to time, if a Purchase Event shall have occurred and be continuing; provided that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of:

       (a)  the Effective Date;

       (b) the termination of the Transaction Documents in accordance with the terms of the Reorganization Agreement prior to the occurrence of a Purchase Event (other than a termination resulting from a willful breach by Community or the Community Banks of any Specified Covenant contained in the Reorganization Agreements); or

       (c) six months after termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful breach by Community or the Community Banks of any Specified Covenant contained in the Reorganization Agreements, provided that any such exercise shall be subject to compliance with applicable provisions of law.

       In the event of any change in Community Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. Also, in the event that any additional shares of Community Common Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of Community Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Community Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option.

       The Option Agreement also provides that subject to the giving of any notices and the receipt of any required approvals, at the request of CFX at any time commencing upon the occurrence of a Repurchase Event and ending nine months thereafter (but not later than the termination of the Option

CUSIP No. 203630108               Schedule 13D                      Page 9 of 19



pursuant to Section 3(a) of the Option Agreement) (the
"Repurchase Period"), Community shall repurchase the Option from CFX together with any shares of Community Common Stock purchased by CFX pursuant thereto with respect to which CFX then has beneficial ownership, at a price (per share, the "Per Share Repurchase Price") equal to the sum of:

       (1) the exercise price paid by CFX for any shares of Community Common Stock acquired pursuant to the Option;

       (2) the difference between (A) the "market/tender offer" price for shares of Community Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made or (y) the highest reported sale price for shares of Community Common Stock within that portion of the Repurchase Period preceding the date CFX gives notice of the required repurchase under
Section 8 of the Option Agreement) and (B) the exercise price as determined pursuant to Section 2 of the Option Agreement (subject to adjustment as provided in Section 6 of the Option Agreement) multiplied by the number of shares of Community Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

       (3) the difference between the market/tender offer price and the exercise price paid by CFX for any shares of Community Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

       (4) CFX's out-of-pocket expenses incurred in connection with the transactions contemplated by the Transaction Documents, including without limitation legal, accounting and investment banking fees.


Transaction Documents

       Set forth below is a description of selected provisions of the Transaction Documents. Such description is qualified in its entirety by reference to the copies of the Transaction Documents filed as Exhibits to CFX's Annual Report on Form 10-K filed on March 31, 1997 and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

       The Transaction Documents provide for a Share Exchange in which CFX will acquire all the outstanding shares of capital stock of Community, including each attached right

CUSIP No. 203630108               Schedule 13D                     Page 10 of 19



issued pursuant to the Community Rights Agreement, through an exchange of shares of CFX Common Stock for the issued and outstanding shares of Community Common Stock pursuant to a Plan of Exchange. Each holder of shares, or of options to purchase shares, of Community Common Stock who would otherwise have been entitled to receive a fraction of a share of CFX Common Stock will receive cash, in lieu thereof, as described in Item 4 herein. No such holder shall be entitled to dividends, voting rights or any other shareholder right in respect of any fractional share.

       Following the Share Exchange, Community shall be merged with and into CFX in the Holding Company Merger, pursuant to the Merger Agreement.

       Following the consummation of the Holding Company
Merger, the Community Banks shall be merged with and into CFX
Bank in the Bank Merger, pursuant to the Plan of Merger.

       Prior to the Closing Date, as defined in the Reorganization Agreement, and except as otherwise provided for by the Transaction Documents or consented to or approved by CFX, the Community Entities (as defined in the Reorganization Agreement) shall use their respective reasonable best efforts in good faith to (i) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions at the earliest possible date; (ii) take or cause to be taken all action necessary or desirable to preserve their respective properties, business and relationships with customers, employees and other persons; and (iii) not take or cause, nor to the best of its ability, permit any action that would substantially impair the prospects of completing the Transactions pursuant to the Transaction Documents. Except with prior written consent of CFX or except as previously disclosed or except as expressly contemplated or permitted by the Transaction Documents, no Community Entity shall permit any of its subsidiaries to:

       (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

       (2) with respect to Community only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular cash dividends on Community Common Stock in amounts not in excess of $.16 per share and in a manner consistent with past practice and in accordance with applicable law, regulation and contractual and regulatory commitments;

CUSIP No. 203630108               Schedule 13D                     Page 11 of 19



       (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Stock Option Agreement or Rights outstanding at the date hereof;

       (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

       (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

       (6)  amend its articles or certificate of
incorporation or association, charter or by-laws;

       (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization or create any subsidiary;

       (8) except in the ordinary course of business consistent with past practice, waive or release any material right or cancel or compromise any material debt or claim;

       (9) enter into any material swap, hedge or other similar off-balance sheet transaction;

       (10) liquidate or sell or dispose of any material assets or acquire any material assets; except as Previously Disclosed, make any capital expenditure in excess of $100,000 in any instance or $250,000 in the aggregate; or establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments that exceed $25,000 in any instance or $100,000 in the aggregate;

       (11) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice;

       (12) enter into, modify or extend any employment or severance contracts with any of its present or former directors, officers or employees;

       (13) enter into or substantially modify (except as may be required by applicable law) any pension, retirement,

CUSIP No. 203630108               Schedule 13D                     Page 12 of 19



stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

       (14) change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law or regulations;

       (15) change its methods of accounting in effect at December 31, 1995, except as required by changes in generally accepted accounting principles or regulatory requirements concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1995, except as required by law;

       (16) solicit or initiate inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, either Community Entity or any business combination with either Community Entity other than as contemplated by the Reorganization Agreement; or authorize or permit any officer, director, agent or affiliate of it to do any of the above; or fail to notify CFX as soon as practicable if any such inquiries or proposals are received by either Community Entity, or if either Community Entity or any officer, director, agent or affiliate thereof is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any transaction of a type describe in this paragraph; or

       (17) agree to do any of the foregoing.

       Both CFX and Community have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Transactions, including but not limited to obtaining the approval of the respective shareholders of CFX and Community, obtaining all consents and approvals required of applicable federal and state regulatory authorities, and furnishing such information as may be required in connection with the preparation of the respective proxy statements and the registration statement, if required.
 Neither CFX nor Community will take any action that would

CUSIP No. 203630108               Schedule 13D                     Page 13 of 19



substantially impair the prospects of completing the Transactions pursuant to the Transaction Documents, or that would adversely affect the qualification of the Transactions for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). In the event that either CFX or Community has taken any action that would adversely affect such qualification, each party shall take such action as any other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect (as defined in the Reorganization Agreement) on any of the respective parties.

       For information regarding certain of the terms of the Transaction Documents and the Option Agreement, reference is made to copies of such agreements incorporated herein by reference from an Annual Report on Form 10-K filed by CFX on March 31, 1997.

Additional Agreements

       In connection with the Transactions, the members of the Board of Directors of Community, each in his or her capacity as a shareholder of such company, has agreed with CFX to vote or cause to be voted for approval of the Reorganization Agreement and the Plan of Exchange all of his or her shares which he is entitled to vote with respect thereto. In addition, each of such persons has agreed not to effect any transfer or other disposition (except by operation of law) of any additional shares of Community Common Stock until Community's shareholders have voted to approve the Reorganization Agreement and the Plan of Exchange or termination of the Transaction Documents pursuant to the terms of the Reorganization Agreement. Each such person has also agreed not to take any action that would substantially impair the prospects of completing the Transactions pursuant to the Reorganization Agreement and the Plan of Exchange.

CUSIP No. 203630108               Schedule 13D                     Page 14 of 19




Item 7.  Material to be Filed as Exhibits.

1.     Stock Option Agreement dated as of March 24, 1997.

2. Agreement and Plan of Reorganization dated as of March 24, 1997.

3.     Plan of Share Exchange dated as of March 24, 1997.

4.     Agreement and Plan of Merger dated as of March 24,
       1997.

5. Form of Agreement between each of the directors of Community, on the one hand, and CFX, on the other.

CUSIP No. 203630108               Schedule 13D                     Page 15 of 19



                       SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 31, 1997     CFX CORPORATION



                          By: /s/ Mark A. Gavin
                              ----------------------------
                              Mark A. Gavin,
                              Executive Vice President and
                              Chief Operating Officer

CUSIP No. 203630108               Schedule 13D                     Page 16 of 19



                                   SCHEDULE I

Following is a list of the executive officers and directors of CFX Corporation as of March 31, 1997:

Executive Officers:
-------------------

Name                             Office
----                             ------

Richard Astrella                 President and CEO of Orange
                                 Savings Bank

Peter Baxter                     President and CEO of CFX
                                 Corporation

Christopher Bramley              President and CEO of the
                                 Safety Fund National Bank

Mark A. Gavin                    Executive Vice President and
                                 Chief Operating Officer of CFX
                                 Corporation

Steven Shirley                   Senior Vice President and Senior
                                 Trust Officer

Gregg R. Tewksbury               Chief Financial Officer of CFX
                                 Corporation


        The business address for each executive officer is CFX Corporation, 102 Main Street, Keene, New Hampshire 03431.

CUSIP No. 203630108               Schedule 13D                     Page 17 of 19



Directors:
----------

Name and Occupation              Business or Residence Address
-------------------              -----------------------------

Eugene E. Gaffey                 41 Sawyer Road
Chairman of the Board            Keene, NH 03431
CFX Corporation and CFX Bank
Retired Justice,
Hinsdale Municipal Court

Richard F. Astrella              P. O. Box 60
President                        30 East Main Street
Orange Savings Bank              Orange, MA 01364

William E. Aubuchon, III         95 Aubuchon Drive
Chairman of the Board and CEO    Westminister, MA 01473
W.E. Aubuchon Company, Inc.

Peter J. Baxter                  P.O. Box 429
President and Chief Executive    102 Main Street
Officer CFX Corporation and      Keene, NH 03431
CFX Bank

Richard B. Baybutt               25 Avon Street
Chairman of the Board            Keene, NH 03431
Baybutt Construction

Christopher V. Bean              28 Main Street
Attorney                         P.O. Box 780
Bean Law Offices                 Jaffrey, NH 03452-0780

Christopher W. Bramley           470 Main Street
President and CEO                P.O. Box 8210
Safety Fund National Bank        Fitchburg, MA 01420-8210

P. Kevin Condron                 12 E. Worcester Street
President                        Worcester, MA 01604
Central Supply Company, Inc.

Calvin L. Frink                  11 Route 12-A
Retired                          Surry, NH 03431

David R. Grenon                  20 Washington Square
Chairman of Advisory             Worcester, MA 01604
Board & Asst. Clerk
The Protector Group
Insurance Agency, Inc.

CUSIP No. 203630108               Schedule 13D                     Page 18 of 19




Elizabeth Sears Hager            5 Auburn Street
Executive Director               Concord, NH 03301
United Way of
Merrimack County

Douglas S. Hatfield, Jr.         Central Square
President and Treasurer          P.O. Box 13
Hatfield, Moran & Barry, P.A.    Hillsboro, NH 03244

Philip A. Mason                  600 Atlantic Avenue
Attorney                         Boston, MA 02210
Mason & Martin

Walter R. Peterson               19 East Mountain Road
President Emeritus of            P.O. Box 3100
Franklin Pierce College          Peterborough, NH 03458

L. William Slanetz               471 Chapman Road
Owner, Cheshire Realty           Keene, NH 03431

CUSIP No. 203630108               Schedule 13D                     Page 19 of 19



                          EXHIBIT INDEX

                                                    Location in
                                                    Sequentially
                                                    Numbered Copy
                                                    -------------


Exhibit 1   Option Agreement dated as of               Note 1
            March 24, 1997

Exhibit 2   Agreement and Plan of Reorganization       Note 2
            dated as of March 24, 1997

Exhibit 3   Plan of Share Exchange dated as            Note 2
            of March 24, 1997

Exhibit 4   Agreement and Plan of Merger               Note 2
            dated as of March 24, 1997

Exhibit 5   Form of Agreement between each of the      P. 20
            directors of Community, on the
            one hand, and CFX, on the other.



Notes:
------

Note 1:     Incorporated by reference from Exhibit 99.3 of the CFX
            Annual Report on Form 10-K.

Note 2:     Incorporated by reference from Exhibit 2.2 of the CFX
            Annual Report on Form 10-K.